Via Facsimile and U.S. Mail
Mail Stop 6010


							August 11, 2005


Randal W. Scott
Chief Executive Officer
Genomic Health, Inc.
301 Penobscot Drive
Redwood City, CA 94063

Re:	Genomic Health, Inc.
	Registration Statement on Form S-1
	Filed July 15, 2005
      File Number 333-126626

Dear Mr. Scott:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. We note your graphics following the cover page of the prospectus.
These graphics present your product and studies of the product in an out-of-context and unbalanced manner. Although you recognized limited sales of your product, further sales of Oncotype DX may be halted should the FDA determine pre-market review of the product is necessary and you have experienced some difficulties in reimbursement attributable to uncertainty regarding the clinical efficacy of Oncotype DX. Furthermore, your studies are not the equivalent of FDA approved clinical studies. Therefore, please eliminate the graphics located in the forepart and the back page of the prospectus.
2. Should you include any additional graphics, visuals, or photographic information, please provide proofs of any such information you will provide in the printed prospectus prior to its use. Please note we may have comments regarding any additional graphics or visuals you may include.

3. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

4. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and
10% if you price above $20.

5. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists.
If
our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

6. We note that you have requested confidential treatment for several of your exhibits under Rule 406 of the Securities Act; we will furnish comments for your request under separate cover. Please be advised, we will not act on any request for acceleration of effectiveness until we have cleared comments on your request for confidential treatment.

Prospectus Summary, page 1

7. Please revise to state how many of the patients diagnosed with early stage node negative or estrogen receptor positive breast cancer are treated with only tamoxifen.

8. Please revise to quantify the degree of statistical significance in order to provide information about the predictive power of the Recurrence Score at the second study conducted with Northern California Kaiser Permanente about breast cancer survival at 10 years.
9. We note your statement, "[w]e currently have contracts in place with commercial third-party payors covering over nine million lives, or approximately 3.1% of the United States population." Please revise to clarify what the nine million lives represents. Are they all women? How many of them have been diagnosed with breast cancer and specifically early stage node negative or estrogen receptor positive breast cancer?

10. As you have chosen to present the positive aspects of your company, please balance this discussion by including a discussion of the risks and obstacles you must address in implementing this strategy. This discussion should be at least as prominent as the discussion of your strategy.

11. Supplementally please provide independent third-party support for the following statements:

* "Approximately half of the 230,000 patients expected to be diagnosed with breast cancer in the United States in 2005 are predicted to be early stage cancer patients that are N- and ER+."
* "Over 550,000 treatment decision are expected to be made in the United States in 2005 for patients diagnosed with early stages of breast cancer and these cancers."

12. Please eliminate jargon and technical terms from the forepart of the prospectus and provide a "Plain English" explanation or substitute. For example, these words and phrases appear in your summary in other parts of the prospectus:

* "taxanes"
* "aromatase inhibitors"
* "bioinformatic analysis"
* "fixed paraffin embedded tissue"
* "formalin fixed"

If you must include technical terms in the body of your prospectus that are understood only by industry experts you must make every effort to concisely explain these terms where you first use them.

Risk Factors

If third-party payors, including managed care organizations and Medicare, do not ..., page 6

13. Please disclose approximately what percentage of your revenues derived from the sale of Oncotype DX to date have been paid from third-party reimbursement.
14. Please revise to disclose that the Medicare contractor to which you refer is located in Northern California, as noted in your supplemental letter dated August 3, 2005 to the Staff.
If the U.S. Food and Drug Administration, or FDA, were to begin regulating ..., page 7

15. Please include a stand-alone risk factor that addresses the risks and costs associated with FDA premarket review should the FDA determine Oncotype DX is subject to it. Please be as comprehensive and complete in your discussion of this risk.

16. In addition, please add a risk factor which discusses the risks involved in conducting pre-market clinical trials. For example you may consider discussing the risk of using third parties in administering or conducting the trials, finding appropriate trial participants, etc.

Complying with numerous regulations pertaining to our business
....,
page 8

17. Please provide disclosure regarding problems or adverse condition citations by CLIA inspectors, if applicable.

Our competitive position depends on maintaining intellectual ..., page 10
18. If your business has been materially and adversely affected by the disclosure of proprietary information, please discuss the situation and its consequences.

If we are unable to compete successfully, we may be unable to increase ..., page 11
19. To the extent easily obtainable, please disclose your competitors` share of the target market.

The loss of key members of our senior management team or our inability ..., page 13
20. If you have had problems attracting or retaining qualified employees, please revise to describe the problems you have experienced. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.

Changes in healthcare policy could subject us to additional regulatory ..., page 14
21. As currently written, this risk factor could apply to any issuer or offering. See Item 503(c) of Regulation S-K. While we understand that the risks you describe in this subsection are risks the company encounters because it is in the healthcare business, you should state how this risk relates specifically to your company.

We rely on a sole supplier for some of our laboratory instruments
...., page 14
22. If obtaining needed supplies has ever caused a material delay or disruption to your business, please discuss.

If we were sued for product liability, we could face substantial liabilities ..., page 15
23. Please disclose the amount of your insurance coverage, or in the alternative, please indicate if you believe such coverage amount is reasonably adequate to insulate you from potential product liability claims.

Purchasers in this offering will experience immediate and substantial dilution ..., page 18
24. Please revise this risk factor to explain that investors who purchase shares will:

* Pay a price per share that substantially exceeds the value of your assets after subtracting its liabilities; and
* Contribute ___% of the total amount to fund the company but will own only ___% of the shares outstanding.

Future sales of shares by our stockholders could cause the market price ..., page 18

25. In addition, please revise to include information about the registration rights agreement described on page 77 pursuant to which additional shares of common stock upon conversion of the preferred stock could be registered for resale by shareholders.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 27

Financial Operations Overview, page 28

Research and Development Expenses, page 28
26. Refer to the Division of Corporation Finance "Current Issues and
Rulemaking Projects Quarterly Update" under section VIII -
Industry
Specific Issues - Accounting and Disclosure by Companies Engaged in
Research and Development Activities, located at http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii, and disclose the following:

a. The costs incurred to date and the reason you do not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of your resources being used on the projects;
b. The nature, timing and estimated costs of the efforts necessary to complete each project;
c. The anticipated completion dates for each project;
d. The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the projects are not completed timely; and finally
e. The period in which material net cash inflows from each of the significant projects are expected to commence.

Regarding b. and c., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Deferred Stock-Based Compensation Expense, page 29
27. Please disclose whether the fair value used in determining stock compensation was a contemporaneous valuation or a retrospective valuation. Disclose that you did not rely on a third party valuation to determine this amount. In addition, disclose the following information related to the valuation methodology used by management:

f. The significant factors, assumptions, and methodologies used in determining fair value;
g. A discussion of each significant factor contributing to the difference between the fair value as of each grant date and the Series E financing and the IPO price for later grants; and,
h. Why you chose to use retrospective methodology instead of a contemporaneous, unrelated third party valuation.

Contractual Obligations, page 34
28. Please explain why you did not include $2.5 million milestone payments disclosed in Note 3 to your financial statements are not included in this table.

Use of Proceeds, page 34

29. Please identify with more specificity the uses that you currently categorize as "general corporate purposes," and state how much of the proceeds you plan to put toward each such use.

30. We note you expect research and development expense levels to remain high, therefore, please approximate how much you anticipate spending for product development. Specifically, please disclose the amount of proceeds you anticipate spending for the expansion of Oncotype DX, development of Oncotype DX Second Generation, new products and product development opportunities in other cancers, as reflected in the tables on pages 47 and 49. Also, please indicate where in the development process you expect to be after the expenditure of these proceeds for each of the projects enumerated in the tables.



Business

Competition, page 54

31. To the extent known or easily obtainable, please identify your principal competitors` share of the market.

Roche License, page 62

32. We note your development or license agreements with Roche and Incyte Corporation. Also we note the security agreements and promissory notes with Oxford Finance creating a security interest in certain collateral. Please describe the material provisions of these agreements in the Business section. Your discussion should include:

* All material rights and obligations of the parties to the agreement;
* Duration of the agreement;
* Payment terms;
* Termination provisions, including consequences of early termination; and
* Any other terms that may be considered material.

Properties, page 62
33. Please revise to disclose the amount of your annual lease payment and if you plan to renew the lease upon its expiration in February 2006.

Management, page 63
34. Please disclose any familial relationship that may exist between
Joffre B. Baker and Julian C. Baker or advise us if there is none.

Executive Compensation, page 67

35. We note that all of the executive officers you describe in this section receive stock option awards as part of their compensation. Please describe how these individuals` performance is determined and what factors are considered in evaluating it. For example, if the grants are based on company performance, please describe how company performance is measured.

Related Party Transactions, page 71

Agreements with Incyte Corporaton
36. Please disclose the terms of the series C Preferred Stock that Incyte received, including the conversion ratio.
Underwriting, page 82

37. Please tell us if you plan to conduct a directed share offering.
Please provide us with any material you intend to use to sell to potential purchasers such as a "friends and family" letter. Tell us when you intend to send them to these potential purchasers. In addition, tell us the procedures you will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134. We may have further comments.

38. We note that certain of the underwriters may distribute prospectuses electronically. Please tell us the procedures they will use in their selling efforts and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.

39. Please tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print and electronic version, such as CD-ROMs, videos, etc., and provide all such prospectuses for our examination. Please refer to SEC Releases
No.
33-7233 and NO. 33-7289.  We may have additional comments.

40. Please indicate if your underwriters have arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and provide the address of the website. Please also describe the material terms of the agreement and provide us with a copy of any written agreement. You should also provide us with copies of all information concerning your company or the offering that appears on the third party website. We may have further comments.

Consolidated Financial Statements, page F-1

Consolidated Balance Sheet, page F-3
41. Please disclose the terms that require the convertible preferred stocks to be classified outside of equity.

Notes to Consolidated Financial Statements, page F-7

Note 1. The Company and Summary of Significant Accounting Policies
-
Revenue Recognition, page F-10
42. Please refer to your disclosure in the first sentence of the first paragraph and expand your disclosure about "delivery has occurred or services rendered" to specify when this occurs in your facts and circumstances. We would presume it occurs after you have completed processing and analyzing the tumor sample and deliver the report to the treating physician.
43. Please refer to your disclosure in the last sentence of the first paragraph and tell us how recognizing revenue on a cash basis when the criteria set forth in "(1) to (4)" are not met complies with GAAP.
44. Please refer to the second paragraph particularly the last sentence and clarify the relevance to your revenue recognition policy discussed in the first paragraph.
45. Please refer to the third paragraph and clarify what factors determines whether revenue is recognized on a "when costs are incurred" basis or on a "at risk milestones are achieved" basis. Also clarify what you mean by "at risk milestones".

Item 16. Exhibits and Financial Statement Schedules, page II-3
46. Please file your remaining exhibits, including the legal opinion with your next amendment or as soon as it becomes available as we will review it prior to granting effectiveness of the registration statement.

Supplemental Materials
47. Please file on EDGAR, the supplemental information dated
August
3, 2005 you provided to the Staff.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	You may contact Keira Ino at (202) 551-3659 or Oscar Young at
(202) 551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact Albert
Lee
at (202) 551-3654 or me at (202) 551-3715 with any other
questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Justin D. Hovey
	Pillsbury Winthrop Shaw Pittman LLP
	P.O. Box 7880
	San Francisco, CA 94120

Randal W. Scott
Genomic Health, Inc.
Page 1